Mail Stop 3561   September 25, 2006

Xiao Ping Zhang
Chief Executive Officer
Sorl Auto Parts, Inc.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province 325200
People's Republic of China

      Re: Sorl Auto Parts, Inc.
              Registration Statement on Form S-1
              Filed August 31, 2006
              File No. 333-137019

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note you have you have omitted material information in several sections of your document. See, for example, the prospectus cover page, use of proceeds, dilution, etc. Please provide complete information in your next amendment.

Facing Page of Registration Statement

2. Please tell us why you have provided the Rule 415 undertaking, yet you have not checked the box on this page.

Outside Front Cover Page of Prospectus

3. Please state the amount of securities offered. Also, please complete the table on this page and the paragraph immediately below the table regarding the over-allotment option. See Item 501(b)(2) of Regulation S-K.

4. Please eliminate the last paragraph which states that the underwriters expect to deliver the shares against payment in New York, New York on _____, 2006. This information is not necessary for an investor.

Table of Contents, page i

5. Please add section headings concerning properties and legal proceedings. Provide appropriate disclosure elsewhere in your filing.

Prospectus Summary, page 1

6. Please revise the first sentence in the first paragraph of your headnote to state that the summary highlights the material aspects of your offering.

7. Please eliminate the first sentence in the second paragraph of your headnote as the defined terms are clear from context. Also delete such terms elsewhere in your prospectus, such as Nasdaq, shares, U.S. GAAP, $, etc. on page 4.

The Offering, page 4

8. Please add a separate item indicating that Mr. Xiao Ping Zhang, your Chief Executive Officer, and his brother, Xiao Feng Zhang, your Chief Operating Officer, hold approximately 68% and 8.5%, respectively of your common stock and are able to control the outcome of stockholder votes on various matters.

9. Please expand your cross-reference to risk factors or otherwise indicate here that your operations are in the PRC and special risks may apply.

Risk Factors, page 8

10. Many of your risk factor captions do not describe the risk in a concrete manner, but merely state facts that give rise to the risks. For example, the caption to the third risk factor on page 8 states that you are and will continue to be under downward pricing pressures on your products from your customers and competitors, but does not describe the risk to your growth, profit margins and net income. The caption to the fourth risk factor on page 10 indicates that you receive a significant portion of your revenues from a small number of companies, but does not describe the risk of substantial losses if a single dominant customer

stops purchasing your products.

Please generally review your risk factor captions to ensure they express your risks in more concrete terms with adequate, but not excessive, non-generic detail so that readers are able to clearly identify and assess the magnitude of the risk. Also, please avoid the generic conclusion that a particular risk would have a material adverse effect on your business, results of operations and financial condition.

11. Several of your risk factors contain language that mitigates the risk. See, for example:

   a. "We will attempt to resolve any such conflicts of interest in our favor…" in the second risk factor on page 8;

   b. "Although we believe we would be able to find managers to replace any of these managers" in the fourth risk factor on page 9; and

   c. "…although we attempt to establish appropriate reserves for our receivables" in the second risk factor on page 10.

Please eliminate mitigating language from your risk factors.

Use of Proceeds, page 24

12. Please expand your disclosure to indicate that your broad discretion would relate to the categories of uses of proceeds listed.

13. We note that you have no present agreements regarding any material strategic initiatives. Pease indicate whether you have any plans or intentions in this regard.

Underwriting, page 76

14. You have not set forth the number of shares of common stock each underwriter has severally agreed to purchase, as you indicate in the second paragraph. Please furnish this information as well as the other missing information in this section.

15. We note that the underwriters are offering the shares subject to various conditions and may reject all or part of any order. Please describe these conditions.

16. We note the following termination provision in your underwriting agreement:

"The Representatives shall have the right to terminate this Agreement at any time prior to the consummation of the Closing if: (v)(A) there shall have occurred any outbreak or escalation of hostilities or acts of terrorism involving the United States or there is a declaration of a national emergency or war by the United States or (B) there shall have been any other calamity or crisis or any change in political, financial or economic conditions if the effect of any such event in (A) or (B), in the judgment of the Representatives, makes it impracticable or inadvisable to proceed with the offering, sale and delivery of the Firm Shares on the terms and in the manner contemplated by the Prospectus."

Please tell us how this is consistent with the First Boston Corporation no-action letter dated September 3, 1985.

Exhibits and Financial Statement Schedules, page II-4

17. Please file Exhibit 5.1, your legality opinion with your next amendment to allow sufficient time for staff review prior to effectiveness.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3725 if you have any questions.


Sincerely,

H. Christopher Owings
Assistant Director


Cc: David Ficksman, Esq.
        Fax: (310) 789-1490